UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

https://www.investorstiendas3b.com

Earnings Release 1Q25

Earnings Release 1Q25

Mexico City, May 7th, 2025 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the first quarter of 2025 ("1Q25"). The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

highlights

First qUARTER 2025

•
Opened 117 net new stores during the quarter, reaching 2,889 stores as of March 31, 2025.
•
Ps. 17,132 million total revenue for 1Q25.
o
35.1% revenue growth compared to 1Q24.
o
Same Store Sales grew 13.5%.
•
EBITDA reached Ps. 705 million, an increase of 12.7% compared to 1Q24.

Earnings Release 1Q25

Message from the CHAIRMAN AND CEO

Dear Investors,

We began 2025 with strong momentum. In the first quarter, we opened 117 new stores, bringing our total to 2,889 locations. Despite a challenging consumer environment, Same Store Sales grew by 13.5% compared to the first quarter of 2024, underscoring continued customer loyalty and the strength of our value proposition.

We remain one of the fastest-growing retailers in the country. Total revenue reached Ps. 17,132 million, representing a 35.1% increase versus 1Q24. This performance was driven by robust Same Store Sales growth and the continued expansion of our store network.

To support both current operations and accelerating growth, we continue to invest strategically. We have always believed that a solid foundation is essential to build something greater. Accordingly, we are investing in talent density, advancing our technology, and preparing for the launch of new distribution centers/regions scheduled to open later this year.

Our business model remains robust, resilient, and highly scalable. As we grow, we stay committed to getting the fundamentals right: delivering outstanding value to our customers, maintaining disciplined execution, and driving operational efficiencies.

We are pleased with our momentum as we go into the rest of the year and remain confident in our ability to continue delivering long-term value for our customers, employees, and investors.

Thank you for your continued support.

K. Anthony Hatoum, Chairman and Chief Executive Officer

Earnings Release 1Q25

FINANCIAL Results

1Q25 Consolidated Results

(In Ps. Million, except percentages)

	1Q25	As % of Revenue	1Q24	As % of Revenue	Growth (%)	Variation (Bps)
Total Revenue	Ps. 17,132	100.0%	Ps. 12,684	100.0%	35.1%	n.m.
Gross Profit	Ps. 2,744	16.0%	Ps. 2,062	16.3%	33.0%	-24 bps
Sales Expenses	(Ps. 1,763)	10.3%	(Ps. 1,296)	10.2%	36.1%	8 bps
Administrative Expenses	(Ps. 706)	4.1%	(Ps. 446)	3.5%	58.2%	60 bps
Other Income – Net	Ps. 23	0.1%	Ps. 3	0.0%	757.5%	11 bps
EBITDA	Ps. 705	4.1%	Ps. 626	4.9%	12.7%	-82 bps

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL Revenue

Total revenue for 1Q25 was Ps. 17,132 million, an increase of 35.1% compared to 1Q24. Most of this growth was driven by sales from stores that have been operating for more than one year, and, to a lesser extent, the incremental sales from 507 net new stores opened in the last twelve months.

GROSS PROFIT and gross profit margin

Gross profit for 1Q25 was Ps. 2,744 million, an increase of 33.0% compared to 1Q24. This increase was driven by sales growth, as the gross margin decreased by 24 bps to 16.0%.

Expenses

Sales expenses primarily reflect the cost of operating our stores, including wages and energy. In 1Q25, sales expenses reached Ps. 1,763 million, a 36.1% increase compared to 1Q24. This growth was mainly driven by an expanded store base that required additional headcount, and wage inflation. As a percentage of total revenue, sales expenses increased from 10.2% in 1Q24 to 10.3% in 1Q25, an expansion of 8 bps.

Administrative expenses refer to expenses not directly related to operating our stores, such as headquarters and regional office expenses. For 1Q25, administrative expenses totaled Ps. 706 million, a 58.2% increase compared to 1Q24. This increase reflects (i) an increase in non-cash expense from share grants and options (ii) the hiring of additional headquarter and regional headquarter personnel to support growth, and (iii) incremental public company expenses and reporting and compliance costs. As a percentage of revenue, administrative expenses increased from 3.5% in 1Q24 to 4.1% in 1Q25, an expansion of 60 bps.

Earnings Release 1Q25

Other income - net, which includes, among other items, revenues (expenses) from non-operative activities such as asset disposals, cost reimbursements, and insurance proceeds, amounted to Ps. 23 million in 1Q25, compared to a net income of Ps. 3 million in 1Q24. As a percentage of revenue, other (expense) income – net increased from 0.0% in 1Q24 to 0.1% in 1Q25, an expansion of 11 bps.

EBITDA and EBITDA Margin

For 1Q25, EBITDA reached Ps. 705 million, an increase of 12.7% compared to 1Q24. This increase was mainly driven by higher sales as a result of our net store openings and Same Store Sales growth, partially offset by higher administrative expenses. The EBITDA margin for 1Q25 decreased by 82 bps to 4.1%.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

Additional Disclosures

To allow investors to better assess our performance, the Company is providing the following supplementary information:

•
Non-recurring non-capitalized follow-on secondary offering expenses: The Company registered Ps. 54 million in follow-on related expenses during 1Q25, which were reflected as administrative expenses. This is compared to 1Q24 IPO expenses of Ps. 70 million.
•
Non-cash share-based payment expense reached Ps. 213 million compared to Ps. 129 million recorded in 1Q24.
•
Building lease payments: The Company leases its stores and distribution centers. In accordance with IFRS 16, the Company’s lease expenses are capitalized, and not considered operating expenses. Tiendas 3B’s capitalized lease costs payments for buildings were Ps. 397 million in 1Q25, compared to Ps. 316 million in 1Q24.

FINANCIAL COSTS and NET loss

Financial income totaled Ps. 38 million in 1Q25, up from Ps. 21 million in 1Q24. The increase was primarily driven by interest earned on the net cash proceeds from last year’s Initial Public Offering (“IPO”).

Financial costs were Ps. 318 million for 1Q25, a 11.7% decrease compared to 1Q24. This decline was primarily driven by the elimination of interest expenses following the full repayment of promissory and convertible notes from IPO proceeds. In contrast, 1Q24 included interest on these

Earnings Release 1Q25

instruments until their settlement. The reduction was partially offset by higher interest on lease liabilities, reflecting continued expansion of our stores and distribution center network.

The Company recorded a foreign exchange gain of Ps. 9 million in 1Q25, driven by the Mexican peso depreciation against the U.S. dollar, which positively impacted our U.S. dollar-denominated cash position held from the IPO.

Income tax expenses reached Ps. 113 million in the 1Q25 compared to Ps. 85 million in 1Q24.

As a result, our net loss for the 1Q25 was Ps. 87 million, compared to a net loss of Ps. 231 million for the 1Q24.

balance sheet and liquidity

As of March 31, 2025, the Company reported local currency cash and cash equivalents of Ps. 1,567 million. In addition, as of March 31, 2025, the Company held 150 million in U.S. dollar-denominated short-term bank deposits. The Company applied an exchange rate of Ps. 20.318 as of March 31, 2025.

cASH fLOW sTATEMENT

(In Ps. Million, except percentages)

	1Q25	1Q24	Growth (%)
Net cash flows provided by operating activities	Ps. 1,195	Ps. 802	49.1%
Net cash flows used in investing activities	(Ps. 510)	(Ps. 365)	39.8%
Net cash flows (used in) obtained from financing activities	(Ps. 566)	Ps. 2,714	n.m.
Net increase in cash and cash equivalents	Ps. 119	Ps. 3,152	-96.2%

Our business model continues to generate a significant amount of cash from our negative working capital cycle due to our increasing sales, and high inventory turnover relative to payment terms. This robust cash flow has enabled us to fund internally our growth initiatives, including the expansion of new stores and distribution centers.

The information provided below offers a view of our cash flow activities in 1Q25:

Net cash flows provided by operating activities increased to Ps. 1,195 million 1Q25 from Ps. 802 million for 1Q24. Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Earnings Release 1Q25

Net cash flows used in investing activities were Ps. 510 million for 1Q25, compared to Ps. 365 million in 1Q24. This is primarily due to increases in property, plant & equipment (PP&E) in connection with the opening of new stores and distribution centers.

Net cash flows used by financing activities were Ps. 566 million for 1Q25, compared to the net cash flows obtained in 1Q24 of Ps. 2,714 million used. This is primarily due to IPO proceeds, which were offset by the repayment of the promissory and convertible notes during 1Q24.

key operating metrics

	1Q25	1Q24	Variation (%)
Number of Stores Opened	117	94	24.5%
Number of Distribution Centers	16	15	6.7%
Same Store Sales Growth (%)	13.5%	14.8%	n.m.

In 1Q25, we opened 117 stores compared to the 94 stores we opened in 1Q24. In the last twelve months, the Company opened 507 stores, compared to 416 in the twelve months ending 1Q24.

Same Store Sales growth was 13.5% for 1Q25, compared to 14.8% for 1Q24.

Earnings Release 1Q25

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise at stores that were operational for at least the full preceding 12 months for the periods under consideration. Stores that were temporarily closed (for one month or more) or permanently closed during the relevant measurement periods are excluded from this metric. Same Store Sales growth is calculated by comparing the Same Store Sales of stores that were opened and remained open throughout the relevant measurement period.

Lease Costs: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, is a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

Sales per Store: We define our “Sales per Store” as the average of the revenue from sales of merchandise achieved by our stores that were open for the full year in consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the period in consideration. This measure assists our management’s understanding of how store performance has evolved across different vintages. Sales per Store also serves as a benchmark to measure the performance of new stores and is useful to set growth and expansion targets.

Earnings Release 1Q25

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

Earnings Release 1Q25

conference call details

Tiendas 3B will host a call to discuss the first quarter 2025 results on May 8th, 2025, at 12:00 p.m. Eastern Time (10:00 a.m. Mexico City time). A webinar of the call will be accessible at:

https://us02web.zoom.us/webinar/register/WN_fbvEKC1cTz2P0B1F9st7dA

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico	United States
+52 558 659 6002	+1 312 626 6799 (Chicago)
+52 554 161 4288	+1 346 248 7799 (Houston)
+52 554 169 6926	+1 646 558 8656 (New York)

Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 838 0393 7424

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

Earnings Release 1Q25

forward-looking statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Please refer to our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities Exchange Commission (the “SEC”), as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a more extensive discussion of the risks and other factors that may impact any forward-looking statements in this release. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

About TIENDAS 3B

BBB Foods Inc. (“Tiendas 3B”), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

Investor Relations Contact

Andrés Villasis

ir@tiendas3b.com

Earnings Release 1Q25

Financial Statements

Consolidated Income Statement

(Unaudited)

For the three months ended March 31, 2025, and March 31, 2024

(In thousands of Mexican pesos)

	For the Three Months Ended March 31,
	2025	2024	% Change

Revenue from sales of merchandise	Ps. 17,105,497	Ps. 12,656,885	35.1%
Sales of recyclables	26,291	27,363	(3.9%)
Total Revenue	17,131,788	12,684,248	35.1%
Cost of sales	(14,388,253)	(10,622,075)	35.5%
Gross profit	Ps. 2,743,535	Ps. 2,062,173	33.0%
Gross Profit margin	16.0%	16.3%
Sales expenses	(1,763,113)	(1,295,629)	36.1%
Administrative expenses	(705,586)	(445,948)	58.2%
Other income - net	22,579	2,633	757.5%
Operating profit	Ps. 297,415	Ps. 323,229	(8.0%)
Operating Profit Margin	1.7%	2.5%
Financial income	37,779	20,505	84.2%
Financial costs	(318,467)	(360,868)	(11.7%)
Exchange rate (loss) gain	8,815	(128,652)	n.m.
Financial costs – net	(271,873)	(469,015)	(42.0%)
(Loss) profit before income tax	Ps. 25,542	(Ps. 145,786)	n.m.
Income tax expense	(112,521)	(85,076)	32.3%
Net (loss) profit for the period	(Ps. 86,979)	(Ps. 230,862)	(62.3%)
Net loss margin	0.5%	1.8%

Basic and diluted loss per common share	(Ps. 0.76)	(Ps. 2.33)
Weighted average common shares outstanding	113,844,994	98,946,124

EBITDA Reconciliation

Net (loss) profit for the period	(Ps.86,979)	(Ps.230,862)	(62.3%)
Net loss margin	0.5%	1.8%
Income tax expense	(112,521)	(85,076)	32.3%
Financial costs – net	(271,873)	(469,015)	(42.0%)
D&A	407,695	302,542	34.8%
EBITDA	Ps. 705,110	Ps. 625,771	12.7%
EBITDA margin	4.1%	4.9%

Earnings Release 1Q25

Consolidated Balance Sheet

(Unaudited)

As of March 31, 2025, and December 31, 2024

(In thousands of Mexican pesos)

	As of March 31,	As of December 31,
	2025	2024
Current assets:
Cash and cash equivalents	Ps. 1,567,305	Ps. 1,447,166
Short-term bank deposits	3,064,239	3,058,691
Sundry debtors	144,778	95,058
VAT and other taxes receivable	845,903	843,926
Advanced payments	145,631	70,925
Inventories	2,946,906	3,038,373
Total Current Assets	Ps. 8,714,762	Ps. 8,554,139
Non-Current Assets:
Guarantee deposits	83,702	72,652
VAT receivable	249,936	174,936
Property, furniture, equipment, and lease-hold improvements – Net	6,886,268	6,455,625
Right-of-use assets – Net	7,515,586	7,028,346
Intangible assets – Net	13,495	6,790
Deferred income tax	507,430	484,325
Total Non-Current Assets	Ps. 15,256,417	Ps. 14,222,674
Total Assets	Ps. 23,971,179	Ps. 22,776,813

Current liabilities:
Suppliers	Ps. 9,282,889	Ps. 8,835,875
Accounts payable and accrued expenses	383,433	341,828
Income tax payable	53,709	74,642
Bonus payable to related parties	73,296	58,702
Short-term debt	876,242	926,765
Lease liabilities	844,486	750,127
Employees’ statutory profit sharing payable	247,203	199,477
Total Current Liabilities	Ps. 11,761,258	Ps. 11,187,416
Non-Current Liabilities:
Long-term debt	128,238	106,693
Lease liabilities	7,885,049	7,415,363
Employee benefits	35,541	32,559
Total Non-Current Liabilities	Ps. 8,048,828	Ps. 7,554,615
Total Liabilities	Ps. 19,810,086	Ps. 18,742,031

Stockholders’ equity:
Capital stock	8,313,028	8,283,347
Reserve for share-based payments	1,558,453	1,374,844
Cumulative losses	(5,710,388)	(5,623,409)
Total Stockholders’ Equity	Ps. 4,161,093	Ps. 4,034,782
Total Liabilities and Stockholders’ Equity	Ps. 23,971,179	Ps. 22,776,813

Earnings Release 1Q25

Cash Flow Statement

(Unaudited)

For the three months ended March 31, 2025, and March 31, 2024

(In thousands of Mexican pesos)

	For the Three Months Ended March 31,
	2025	2024

Profit (loss) before income tax	Ps. 25,542	(Ps. 145,786)
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	186,221	140,037
Depreciation of right-of-use assets	220,927	161,837
Amortization of intangible assets	547	668
Employee benefits	2,983	2,582
Interest payable on Promissory Notes	-	82,588
Interest expense on lease liabilities	305,439	241,742
Interest on debt and bonus payable to related parties	7,823	9,536
Financial income	(37,779)	(20,505)
Interests paid for credit lines	5,204	12,906
Initial Public Offering capitalized costs	-	(23,269)
Exchange rate fluctuation	(8,815)	128,634
Share-based payment expense	213,290	128,840

Decrease in inventories	91,466	179,475
Increase in other current assets and guarantee deposits	(212,450)	(96,745)
Increase in suppliers (including supplier finance arrangements)	447,015	87,299
Increase in other current liabilities	89,451	117,064
Increase (decrease) on bonus payable to related parties	14,543	(79,351)
Income taxes paid	(156,559)	(125,103)
Net cash flows provided by operating activities	Ps. 1,194,848	Ps. 802,449

Purchase of property, furniture, equipment, and lease-hold improvements	(541,253)	(384,078)
Sale of property and equipment	170	2,051
Additions to intangible assets	(7,252)	(414)
Short-term bank deposits	1,962	-
Interest received on short-term investments	35,944	17,572
Net cash flows used in investing activities	(Ps. 510,429)	(Ps. 364,869)

Payments made on reverse factoring transactions-net of commissions received	(1,123,999)	(691,686)
Finance obtained through supplier finance arrangements	1,184,630	724,938
Proceeds (payment) from credit lines	-	177,628
Payment of Promissory Note Agreements	-	(4,925,097)
Payment of debt	(163,556)	(20,333)
Interest payment on debt	(13,028)	(21,252)
Proceeds from initial public offering, net of underwriting fees	-	7,841,837
Principal payments on lease liabilities	(144,122)	(129,844)
Interest payments on leases	(305,439)	(241,742)
Net cash flows (used in) obtained from financing activities	(Ps. 565,514)	Ps. 2,714,449

Net increase in cash and cash equivalents	118,905	3,152,029
Effect of foreign exchange movements on cash balances	1,234	(79,542)
Cash and cash equivalents at beginning of period	1,447,166	1,220,471
Cash and cash equivalents at end of period	Ps. 1,567,305	Ps. 4,292,958

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer